Exhibit 99.1

MoneyHero Group Reports Second Quarter 2024 Results

Second quarter revenue of US$20.7 million, up 24% Year-Over-Year

SINGAPORE – September 19, 2024 -- MoneyHero Limited (Nasdaq: MNY) (“MoneyHero” or the “Company”), a market leading personal finance and digital insurance aggregation and comparison platform in Greater Southeast Asia, today announced financial results for the quarter ended June 30, 2024.

Management Commentary:

Rohith Murthy, Chief Executive Officer, stated, ”I am pleased to report that MoneyHero Group delivered another strong quarter, with revenue increasing by 24% year-over-year to US$20.7 million. This performance underscores our position as the leading personal finance aggregator in the region. We have achieved significant market share gains, highlighted by a 68% year-over-year surge in revenues in Q2 2024 in Singapore, primarily driven by credit card and insurance product demand. With 970,000 banking and insurance applications facilitated in the first half of 2024, our leadership is evident, and we see substantial opportunities for continued growth in this fragmented industry.

Our strategic focus on operational efficiency is already delivering positive results, with Adjusted EBITDA losses expected to narrow next quarter. We still anticipate achieving Adjusted EBITDA profitability on a monthly basis within Q4 2024, supported by targeted actions to streamline operations, optimize marketing spend, and enhance overall efficiency. Our disciplined approach, which includes our recent headcount reduction and implementation of AI-driven processes, is creating significant operating leverage across the business.

We are transitioning our focus from purely driving traffic growth to prioritizing monetizable traffic that leads to conversions and applications. This strategic shift has already resulted in a 50% increase in approved applications, highlighting our capability to convert higher-value traffic into measurable outcomes while optimizing growth.

We are also rolling out innovative new capabilities, including a redesigned mobile app, a new car insurance vertical, and enhanced UX/UI across our platforms. These initiatives are expected to boost customer engagement and drive higher-margin revenue streams. With a robust membership base of 6.5 million, we are strategically positioned to cross-sell and upsell, unlocking greater value from our existing user base.

Our capital position remains robust, allowing us to pursue strategic investments and explore M&A opportunities to further consolidate our leadership. The recent exit from Malaysia as an operator, while retaining a strategic stake, reflects our commitment to focusing on high-growth regions and forging value-maximizing partnerships.

As we pivot toward driving Adjusted EBITDA improvements, our focus on efficiency and higher-margin products such as personal loans, insurance, and advertising revenue, will be critical drivers of profitability. While we have faced challenges in certain markets, we have taken corrective actions and anticipate a return to strong growth. We estimate that MoneyHero will achieve positive Adjusted EBITDA in the fourth quarter of 2024, positioning us to deliver sustainable, long-term value for our shareholders.”

Hao Qian, Chief Financial Officer, added: “In Q2 2024, MoneyHero’s strategic expansion generated solid growth in approved applications, which resulted in 24% year-over-year revenue growth, reaching over US$20.7 million. We’ve made strong market share gains, particularly in our core markets, as we continue to expand across Greater Southeast Asia. However, our investments in strategically expanding customer acquisition, brand building, technology re-platforming, and data infrastructure contributed to a loss of US$(12.2) million and an Adjusted EBITDA loss of US$(9.3) million for the quarter. During the second quarter, we remained committed to executing our growth strategy, with a goal to accelerate key verticals and further extend our market share leadership. The primary drivers behind the increase in our operating and Adjusted EBITDA losses include:

●	Strategic Investments: We prioritized growth through increased investments in branding, customer acquisition, data and technology, aimed at capturing new customers and building infrastructure for future profitability

●	Provider Constraints: In Q2, several providers in Taiwan and the Philippines paused new card acquisitions due to significant platform migrations, which temporarily impacted our financial performance. We expect acquisition volumes to normalize in Q3 as these migrations near completion. Additionally, the exit of a key provider from several of our markets had a notable effect on both revenue and profitability. To offset this, we’ve invested in expanding other providers’ products and diversified into new verticals. We anticipate that the revenue and profitability impact from this provider’s exit will be largely mitigated by Q3 and Q4, with minimal effect anticipated moving forward.

●	Increased Operating Costs: Total operating costs rose year-over-year, largely due to additional expenses associated with being a public company, including audit fees, D&O insurance, and IR/PR-related fees.

Looking ahead, we expect a narrowing of our Adjusted EBITDA loss in the second half of 2024, with margins having started to recover in early Q3 and continuing to improve throughout the year. We have initiated a comprehensive review of our organizational structure, which began with our recent reorganization announcement, and we expect it to be completed by the end of Q3. This will create a more streamlined and cost-efficient operation. We expect to reach Adjusted EBITDA profitability on a monthly basis by year end, as we have been focusing on efficiency and optimizing the returns on our growth investments.”

Second Quarter 2024 Financial Highlights

●	Revenue increased by 24% year-over-year to US$20.7 million in the second quarter of 2024

-	Online financial comparison platforms revenue increased by 26% year-over-year to US$17.8 million

-	Creatory, MoneyHero’s B2B business, revenue increased by 13% year-over-year, contributing 14% of Group revenue in the second quarter of 2024, as compared to 16% in the prior year period

●	Revenue by markets:

-	Singapore revenue increased by 68% year-over-year to US$9.0 million in the second quarter, with the strongest growth coming from the credit card and insurance verticals

-	Hong Kong revenue increased by 19% year-over-year to US$7.3 million in the second quarter, with the strongest growth coming from the other banking verticals

-	Philippines revenue decreased by 16% year-over-year to US$2.9 million in the second quarter, largely due to reduced volumes with a key client as it completes system and database migration post-acquisition

-	Taiwan revenue decreased by 4% year-over-year to US$1.4 million in the second quarter due to paused product offerings for certain key clients

●	Revenue from insurance products increased by 89% year-over-year to US$2.2 million in the second quarter of 2024, contributing 11% of Group revenue, as compared to 7% in the prior year period

●	Total operating costs and expenses increased to US$34.4 million in the second quarter of 2024 from US$25.5 million in the prior year period, driven primarily by increased investment in marketing and customer acquisition as part of the Company’s strategy to expand market share and increase brand awareness

●	Loss for the period decreased to US$(12.2) million in the second quarter of 2024 from US$(68.6) million in the prior year period

●	Adjusted EBITDA loss increased to US$(9.3) million in the second quarter of 2024 from US$(0.6) million in the prior year period

●	As of June 30, 2024, the Company had a debt-free balance sheet with US$56.5 million in cash and cash equivalents

Second Quarter 2024 Operational Highlights

●	Monthly Unique Users decreased by 17% year-over-year to 7.7 million in the second quarter of 2024

●	MoneyHero Group Members, to whom we can provide more tailored product information and recommendations, grew by 53% year-over-year to 6.5 million as of June 30, 2024 due to membership growth across all markets

●	Approved Application volumes increased by 50% year-over-year in the second quarter to 211,000, driven by strong growth in the Company’s credit card and insurance products

Business Outlook

●	For the third quarter of 2024, the Company expects its Adjusted EBITDA losses to narrow and be between US$5-6 million. This expectation reflects the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Capital Structure

The table below summarizes the capital structure of the Company as of June 30, 2024:

Share Class	Issued and Outstanding
Class A Ordinary	28,227,579	[1]
Class B Ordinary	13,254,838
Preference Shares	2,407,575
Total Issued Shares	43,889,992
Employee Equity Options	1,020,697	[2]
Issued Class A Ordinary Shares Underlying Employee Equity Options	(521,630)[3]
Total Issued and Issuable Shares[4]	44,389,059

Summary of financial / KPI performance	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2024	2023	2024	2023
	(US$ in thousands, unless otherwise noted)
Revenue	20,674	16,650	42,849	34,553
Adjusted EBITDA	(9,336)	(593)	(15,775)	(892)

Clicks (in thousands)	2,274	1,993	4,568	3,877
Applications (in thousands)	476	409	970	784
Approved Applications (in thousands)	211	140	416	260

Revenue breakdown	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2024		2023		2024		2023
	US$	%	US$	%	US$	%	US$	%
	(US$ in thousands, except for percentages)
By Geographical Market:
Singapore	9,018	43.6	5,380	32.3	17,963	41.9	10,939	31.7
Hong Kong	7,266	35.1	6,095	36.6	14,982	35.0	11,736	34.0
Taiwan	1,424	6.9	1,481	8.9	2,826	6.6	3,805	11.0
Philippines	2,938	14.2	3,496	21.0	6,917	16.1	7,627	22.1
Malaysia	28	0.1	197	1.2	161	0.4	445	1.3
Total Revenue	20,674	100.0	16,650	100.0	42,849	100.0	34,553	100.0

By Source:
Online financial comparison platforms	17,760	85.9	14,077	84.5	35,818	83.6	28,911	83.7
Creatory	2,914	14.1	2,574	15.5	7,030	16.4	5,642	16.3

Total Revenue	20,674	100.0	16,650	100.0	42,849	100.0	34,553	100.0

By Vertical:
Credit cards	12,734	61.6	11,945	71.7	28,159	65.7	25,023	72.4
Personal loans and mortgages	2,577	12.5	2,154	12.9	5,874	13.7	4,491	13.0
Insurance	2,178	10.5	1,154	6.9	4,005	9.3	2,421	7.0
Other verticals	3,185	15.4	1,396	8.4	4,810	11.2	2,618	7.6

Total Revenue	20,674	100.0	16,650	100.0	42,849	100.0	34,553	100.0

[1]	Includes 521,630 shares issued to Computershare Hong Kong Investor Services Limited (“Computershare”) which are held in trust pending exercise of share options and settlement by Computershare to the underlying exercising option holder.
[2]	Includes granted but unexercised options as well as exercised options, pursuant to which the shares have not yet been issued as of June 30, 2024.
[3]	Issued in advance to Computershare and held in trust pending exercise of share options and settlement by Computershare to the underlying exercising option holder.
[4]	Public Warrants, Sponsor Warrants, Class A-1 Warrants, Class A-2 Warrants and Class A-3 Warrants are excluded since they are out of money.

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2024		2023		2024		2023
	(in millions, except for percentage)
Monthly Unique Users
Singapore	1.3	16.9%	1.7	18.6%	1.4	17.1%	1.8	19.3%
Hong Kong	1.1	14.4%	1.5	15.6%	1.1	13.9%	1.5	16.6%
Taiwan	2.2	28.5%	2.7	29.2%	2.1	26.2%	2.5	28.1%
The Philippines	3.0	38.5%	3.2	33.9%	3.3	40.8%	3.0	32.7%
Malaysia	0.1	1.7%	0.3	2.7%	0.2	2.1%	0.3	3.2%
Total	7.7	100.0%	9.3	100.0%	8.1	100.0%	9.1	100.0%

Total Traffic
Singapore	3.8	13.0%	4.3	12.4%	7.8	12.6%	8.0	12.1%
Hong Kong	4.9	16.8%	6.1	17.8%	9.9	16.0%	12.7	19.2%
Taiwan	8.7	29.7%	11.1	32.0%	16.8	27.1%	20.7	31.3%
The Philippines	11.4	38.9%	12.1	35.1%	26.2	42.2%	22.6	34.2%
Malaysia	0.5	1.7%	0.9	2.7%	1.2	2.0%	2.1	3.2%
Total	29.4	100.0%	34.6	100.0%	62.1	100.0%	66.0	100.0%

MoneyHero Group Members[5]
Singapore	1.3	20.2%	1.0	24.0%	1.3	20.2%	1.0	24.0%
Hong Kong	0.8	12.2%	0.5	12.1%	0.8	12.2%	0.5	12.1%
Taiwan	0.3	4.7%	0.2	5.4%	0.3	4.7%	0.2	5.4%
The Philippines	3.8	58.3%	2.3	53.5%	3.8	58.3%	2.3	53.5%
Malaysia	0.3	4.5%	0.2	5.0%	0.3	4.5%	0.2	5.0%
Total	6.5	100.0%	4.3	100.0%	6.5	100.0%	4.3	100.0%

[5]	MoneyHero Group Members as of June 30, 2024 and June 30, 2023.

Conference Call Details

The Company will host a conference call and webcast on Thursday, September 19 2024, at 8:00 a.m. Eastern Standard Time / 8:00 p.m. Singapore Standard Time to discuss the Company’s financial results. The MoneyHero Limited (NASDAQ: MNY) Q2 2024 Earnings call can be accessed by registering at:

Webcast: https://edge.media-server.com/mmc/p/bb5mvvro/

Conference call: https://register.vevent.com/register/BI804ba1fd51b0491182b7ed7fccf35400

The webcast replay will be available on the Investor Relations website for 12 months following the event.

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a market leader in the online personal finance and digital insurance aggregation and comparison sector in Greater Southeast Asia. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. MoneyHero currently manages 279 commercial partner relationships and services 8.1 million Monthly Unique Users across its platform for the six months ended June 30, 2024. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

Key Performance Metrics and Non-IFRS Financial Measures

“Monthly Unique User” means as a unique user with at least one session in a given month as determined by a unique device identifier from Google Analytics. A session initiates when a user either opens an app in the foreground or views a page or screen and no session is currently active (e.g., the user’s previous session has ended). A session ends after 30 minutes of user inactivity. We measure Monthly Unique Users during a time period longer than one month by averaging the Monthly Unique Users of each month within that period.

“Traffic” means the total number of unique sessions in Google Analytics. A unique session is a group of user interactions recorded when a user visits the website or app within a 30-minute window. The current session ends when there is 30 minutes of inactivity or users have a change in traffic source.

“MoneyHero Group Members” means (i) users who have login IDs with us in Singapore, Hong Kong and Taiwan, (ii) users who subscribe to our email distributions in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, and (iii) users who are registered in our rewards database in Singapore and Hong Kong. Any duplications across the three sources above are deduplicated.

“Clicks” means the sum of unique clicks by product vertical on a tagged “Apply Now” button on our website, including product result pages and blogs. We track Clicks to understand how our users engage with our platforms prior to application submission or purchase, which enables us to further optimize conversion rates.

“Applications” means the total number of product applications submitted by users and confirmed by our commercial partners.

“Approved Applications” means the number of applications that have been approved and confirmed by our commercial partners.

In addition to MoneyHero Group’s results determined in accordance with IFRS, MoneyHero Group believes that the key performance metrics above and the non-IFRS measures below are useful in evaluating its operating performance. MoneyHero Group uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. MoneyHero Group believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as loss for the year/period and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as loss for the year/period plus depreciation and amortization, interest income, finance costs, income tax expenses/(credit), equity-settled share option expense, transaction expenses, impairment of non-financial assets, other long-term employee benefits credit, other non-recurring costs related to strategic transaction, changes in fair value of financial instruments, non-recurring legal fees, and unrealized foreign exchange differences. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

A reconciliation is provided for each non-IFRS measure to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures. IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies. We currently, and will continue to, report financial results under IFRS, which differs in certain significant respects from U.S. GAAP.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2024	2023	2024	2023
	(US$ in thousands)
Loss for the period	(12,223)	(68,571)	(25,323)	(71,101)
Tax expenses	5	24	57	34
Depreciation and amortization	1,066	1,255	2,047	2,400
Interest income	(356)	(98)	(951)	(126)
Finance costs	5	1,803	13	3,569

EBITDA	(11,501)	(65,587)	(24,156)	(65,224)

Non-cash items:
Changes in fair value of financial instruments	(1,109)	58,038	237	57,937
Impairment of non-financial assets	92	-	92	-
Equity settled share-based payment arising from employee share option scheme	1,015	268	1,638	795
Unrealized foreign exchange differences, net	1,766	3,216	5,802	2,070

Listing and other non-recurring strategic exercises related items:
Transaction expenses	20	3,556	55	3,613
Other non-recurring costs related to strategic transaction	61	-	61	1

Other non-recurring items:
Other long-term employee benefits credit	-	(84)	-	(84)
Non-recurring legal fees	323	-	497	-

Adjusted EBITDA	(9,336)	(593)	(15,775)	(892)

Revenue	20,674	16,650	42,849	34,553
Adjusted EBITDA	(9,336)	(593)	(15,775)	(892)
Adjusted EBITDA Margin	(45.2)%	(3.6)%	(36.8)%	(2.6)%

Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the United States federal securities laws and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to the Group’s growth strategies, future results of operations and financial position, market size, industry trends and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the Company’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industries in which the Company and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; and the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic or any other pandemic on the business of the Group; the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s annual report for the year ended December 31, 2023 on Form 20-F (File No.: 001-41838), registration statement on Form F-1 (File No.: 333-275205), and other documents to be filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that the Company currently does not know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. The Company anticipates that subsequent events and developments may cause their assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company contained herein are not, and do not purport to be, appraisals of the securities, assets, or business of the Company.

For investor and media inquiries, please contact:

Investor Relations: ir@moneyherogroup.com

Media: MoneyHero@gbpr.com

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive (Loss)/Income

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2024	2023	2024	2023
	(US$ in thousands except for loss per share)
Revenue	20,674	16,650	42,849	34,553

Cost and expenses:
Cost of revenue	(13,795)	(7,178)	(27,901)	(15,655)
Advertising and marketing expenses	(6,581)	(3,925)	(12,714)	(7,488)
Technology costs	(2,194)	(1,722)	(4,046)	(3,256)
Employee benefit expenses	(6,712)	(4,474)	(12,590)	(9,559)
General, administrative and other operating expenses	(3,222)	(4,867)	(5,609)	(6,116)
Foreign exchange differences, net	(1,848)	(3,291)	(5,959)	(2,170)

Operating loss	(13,679)	(8,808)	(25,970)	(9,691)

Other income/(expenses):
Other income	357	102	954	130
Finance costs	(5)	(1,803)	(13)	(3,569)
Changes in fair value of financial instruments	1,109	(58,038)	(237)	(57,937)

Loss before tax	(12,217)	(68,548)	(25,265)	(71,067)
Income tax expense	(5)	(24)	(57)	(34)
Loss for the period	(12,223)	(68,571)	(25,323)	(71,101)
Other comprehensive income
Other comprehensive income that may be classified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	1,279	2,677	4,992	1,673
Other comprehensive loss that will not be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement of defined benefit plan	(6)	(35)	(5)	(35)
Other comprehensive income, net of tax	1,273	2,643	4,987	1,638

Total comprehensive loss, net of tax	(10,950)	(65,928)	(20,336)	(69,463)

Loss per share attributable to ordinary equity holders of the parent
Basic and diluted	(0.3)	(47.3)	(0.6)	(49.1)

Unaudited Consolidated Statements of Financial Position

	As of June 30,	As of December 31,
(US$ in thousands)	2024	2023

NON-CURRENT ASSETS
Other intangible assets	6,177	7,294
Property and equipment	337	190
Right-of-use assets	338	590
Deposits	24	26

Total non-current assets	6,877	8,100

CURRENT ASSETS
Accounts receivable	16,968	17,236
Contract assets	12,521	16,025
Prepayments, deposits and other receivables	5,199	4,855
Pledged bank deposits	182	189
Cash and cash equivalents	56,497	68,641

Total current assets	91,367	106,947

CURRENT LIABILITIES
Accounts payable	25,267	23,840
Other payables and accruals	9,856	9,382
Warrant liabilities	2,076	1,840
Lease liabilities	347	575
Provisions	71	72

Total current liabilities	37,617	35,708

NET CURRENT ASSETS	53,750	71,239
TOTAL ASSETS LESS CURRENT LIABILITIES	60,627	79,339

NON-CURRENT LIABILITIES
Lease liabilities	5	31
Deferred tax liabilities	26	29
Provisions	210	194

Total non-current liabilities	241	255

Net assets	60,386	79,084

EQUITY
Issued capital	4	4
Reserves	60,382	79,080

Total equity	60,386	79,084